UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

Fan Yu

Ally Bridge LB Management Limited

Unit 3002-3004, 30th Floor

Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

With a copy to:

Michael G. DeSombre

Sullivan & Cromwell

28th Floor

Nine Queen’s Road Central

Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 80862K104	Page 2 of 9

1.	Names of Reporting Persons Ally Bridge LB Healthcare Master Fund Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2016.

CUSIP No. 80862K104	Page 3 of 9

1.	Names of Reporting Persons Ally Bridge LB Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 9, 2016.

CUSIP No. 80862K104	Page 4 of 9

1.	Names of Reporting Persons ABG Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited. Fan Yu is a director and shareholder of Ally Bridge LB Management Limited and ABG Management Limited.
(2)	Calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 9, 2016.

CUSIP No. 80862K104	Page 5 of 9

1.	Names of Reporting Persons Fan Yu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Mr. Yu is a director and shareholder of Ally Bridge LB Management Limited, which holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 9, 2016.

CUSIP No. 80862K104	Page 6 of 9

1.	Names of Reporting Persons Bin Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Mr. Li is a director and shareholder of Ally Bridge LB Management Limited, which holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 9, 2016.

CUSIP No. 80862K104	Page 7 of 9

INTRODUCTORY NOTE

This amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). This Amendment No. 2 is being filed jointly by (i) Ally Bridge LB Healthcare Master Fund Limited, a limited company incorporated under the laws of the Cayman Islands, (ii) Ally Bridge LB Management Limited, a limited company incorporated under the laws of the Cayman Islands, (iii) ABG Management Limited, a limited company incorporated under the laws of the Cayman Islands, (iv) Mr. Fan Yu, a director and executive officer of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited and (v) Mr. Bin Li, a director and executive officer of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited (Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited, ABG Management Limited, Mr. Yu and Mr. Li collectively being referred to as the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of February 22, 2016, filed with the Schedule 13D on February 22, 2016 on behalf of the Reporting Persons with the SEC as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 2 amends and supplements the statement on the Schedule 13D filed on February 22, 2016 and November 14, 2016, respectively (the “Schedule 13D”), on behalf of the Reporting Persons with the SEC. This Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 17, 2017, ABG Management Limited delivered a notice to the other members of the Consortium (“Termination Notice”) to withdraw from the Consortium, and the Consortium Agreement was thereby terminated with respect to ABG Management Limited. The summary of the Termination Notice in this Amendment No. 2 is not intended to be complete and is qualified in its entirety by reference to the full text of the Termination Notice, a copy of which is attached hereto as Exhibit 7.04. As a result, the Reporting Persons are no longer party to any agreement, arrangement or understanding with respect to securities of the Issuer that might deem them to be in a “group” for purposes of Section 13(d) of the Exchange Act. The Reporting Persons together do not beneficially own more than 5% of the outstanding shares of Common Stock.

ITEM 5.	PURPOSE OF TRANSACTION

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) As described in Item 4 of this Amendment No. 2, the Consortium Agreement has been terminated with respect to ABG Management Limited. As a result, the Reporting Persons shall no longer be deemed to be a group with holders that together beneficially own more than 5% of the outstanding shares of Common Stock.

CUSIP No. 80862K104	Page 8 of 9

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The description of the Termination Notice under Item 4 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7.04	Termination Notice dated as of February 17, 2017.

CUSIP No. 80862K104	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2017

Ally Bridge LB Healthcare Master Fund Limited

By:	/s/ Bin Li
Name: Bin Li
Title: Director

Ally Bridge LB Management Limited

By:	/s/ Bin Li
Name: Bin Li
Title: Director

ABG Management Limited

By:	/s/ Fan Yu
Name: Fan Yu
Title: Director

Fan Yu

/s/ Fan Yu

Bin Li

/s/ Bin Li